

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 5, 2006

Shannon McCallum-Law
President
Noble Quests, Inc.
3945 Wasatch Boulevard, Suite 282
Salt Lake City, UT 84124

   Re: **Noble Quests, Inc.**
     Registration Statement on Form SB-2
     Filed November 7, 2006
     File No. 333-138479

Dear Ms. McCallum-Law:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the financial statements and MD&A to include the interim period financial statement for the period ended September 30, 2006, as required by Item 310(g) of Regulation S-B.

Prospectus Summary, page 3

2. Briefly expand the summary description of your business to clarify that you provide services solely to distributors of the health juice product called *MonaVie*. Provide clear

descriptions of your services and the duties you perform for *MonaVie* distributors rather than vaguely stating that you "assist network marketers in using marketing tools…." For example, indicate whether you actually design and create the marketing materials, such as brochures or ads on the Internet, or whether you act as a consultant in the marketing efforts of others. Finally, explain what you mean by "collateral development."

3. Please disclose in the summary your accumulated deficit and the fact that your auditors have expressed substantial doubt about your ability to continue as a going concern.

The Offering, page 3

4. Disclose the percentage of your outstanding shares that are being offered in this offering.

Summary Financial Data, page 3

5. Please disclose the loss per share and weighted average number of common stock outstanding for each period presented.

Risk Factors

6. Consider including a risk factor that highlights the fact that you will incur costs and expenses due to SEC reporting and compliance. In your MD&A section, address how the company anticipates funding the costs of operating as a public company, including quantifying the resulting anticipated increase in professional fees. Also discuss the reasons for going public at this time in the company's development. For example, explain why management determined the increased costs of being a public company were outweighed by the advantages of being a public company. Discuss what management believes those advantages to be or whether the company's private investors had any influence on the decision to go public.

7. We note from the risk factor entitled "We have no public market for our stock…" on page 7 that you intend to apply for quotation on the OTC Bulletin Board. Please include a risk factor to address the potential risks if your stock does not become quoted on the OTCBB. For example, disclose the requirements to trade on the OTCBB and the anticipated timing of approval for quotation.

It is likely that we will need capital to fund our losses or for business expansion…, page 5

8. Rather that stating that "it is likely" that you will need additional capital or that you "may need to raise additional funds," revise the risk factor subheading and corresponding discussion to clearly state whether you need to raise a set amount of money in the next 12 months to continue in business. If so, please quantify that amount as well as the amount required to further develop your business. Similarly revise your MD&A section.

Our director and officers will only devote part time efforts to our business…, page 6

9.   Discuss how Ms. McCallum-Law and Ms. Mostert will have to develop the company's business and manage the reporting requirements of a public company while only working part-time. Highlight Ms. McCallum-Law's lack of public company experience, including no experience as a principal accounting or principal financial officer of a public company.

Security Ownership of Certain Beneficial Owners and Management, page 9

10.   Revise to provide the beneficial ownership information as of the most recent date practicable. See Item 403(b) of Regulation S-B.

Dependence on one or a few major customers, page 22

11.   Please file all material agreements with the customers upon which your business substantially depends as exhibits to the registration statement. See Item 601(b)(10)(i)(B) of Regulation S-B. Disclose the material terms of the agreements and identify your major customers in this section. Also provide a risk factor discussion that addresses the risks presented by your dependence on one or a few customers, including the effect of not having any long-term agreements with them.

Reports to Security Holders, page 23

12.   Please revise to state the SEC's new address: 100 F Street, NE, Washington, DC 20549.

Management's Discussion and Analysis of Financial Condition, page 24

13.   Your present disclosures does not discuss any critical accounting policies, which would provide the investors with an understanding of those estimates and assumptions that are both important to the portrayal of your financial condition and results of operations and require your most difficult, subjective or complex judgments.

        Please disclose the sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

        For additional guidance, refer to Items 303(b) and (c) of Regulation S-B as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Revenues, page 24

14.   Discuss why management determined to shift its business focus from providing marketing services to small businesses generally to providing services only to *MonaVie* distributors, thus resulting in your reduced revenues. Also revise under "Expenses/Loss from Operations" why your marketing expenses during the June 30, 2006 fiscal year were substantially similar to your expenses in the prior fiscal year despite the shift in your business focus. Describe your current marketing plans and address whether management anticipates spending similar or additional amounts on marketing in the future.

Liquidity and Capital Resources, page 26

15.   You currently state that you have no commitments for financing. Disclose to what extent you have investigated additional sources of financing, if any. If you have not made a significant effort to secure additional sources of financing, please make a statement to that effect.

Financial Statements

Audit report, page F-1

16.   The audit report includes a statement that audits are conducted in accordance with the "auditing standards" of the Public Company Accounting Oversight Board. Please ask your auditors to revise this language to comply with the guidance in Auditing Standard 1.

Notes to Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Note 1(g) Property, page F-7

17.   Disclose in note 1 why the motivational artwork of $22,500 has a perpetual life and is non-depreciable. Also tell us the accounting literature you considered in determining the appropriate accounting treatment.

Note 2. Liquidity and Going Concern, page F-9

18.   Please discuss in MD&A on page 24, management's viable plans to overcome the Company's financial difficulties and include a reasonable detailed discussion of your ability to generate sufficient cash to support operations during the twelve months following the date of the financial statements presented in the filing. Refer to the guidance in Section 607.02 of the Financial Reporting Codification.

Note 7. Available-For-Sale Securities, page F-12

19.   Please tell us how you determined that the decline in the value of the publicly traded equity securities is not other than temporary. Your response should address the requirements of paragraph 16 of SFAS 115 and related guidance.

Note 9. Shareholder Loan/ Related Party Transactions, page F-12

20.   Please provide disclosures in the notes to the financial statements for the related party transactions described on page 28. Your disclosure should include <u>all</u> applicable information required by paragraph 2 to SFAS no. 57.

Signature page

21.   Please ensure that your principal accounting officer or controller, or person acting in such capacity, signs the registration statement, as required by Form SB-2.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3833 with any other questions.

                                        Sincerely,

                                        Michele Anderson
                                        Legal Branch Chief

cc: via facsimile
         Cletha Walstrand, Esq.
         (435) 688-7318